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11016063

UNITEDSTATES
SECURITIESANDEXCHANGECOMMIS...
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 25 2011

Washington, DC 110

SEC FILE NUMBER
8-67762

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oracle Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1985 E. River Road, Ste 111
(No. and Street)

Tucson, AZ 85718
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jon Young (520) 618-1933
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Semple, Marchal & Cooper, LLP
(Name – *if individual, state last, first, middle name*)

2700 N. Central Ave., 9th Floor, Phoenix, AZ 85004
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Jon Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oracle Capital SEcurities, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

SUZANNE E SLOCUM
Notary Public - Arizona
Pima County
Expires 04/30/2012

Signature

President

Title

Suzanne E. Slocum

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ORACLE CAPITAL SECURITIES, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2010

TABLE OF CONTENTS

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004 • TEL 602-241-1500 • FAX 602-234-1867

Independent Auditors' Report

To The Members of
Oracle Capital Securities, LLC

We have audited the accompanying statement of financial condition of Oracle Capital Securities, LLC as of December 31, 2010, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oracle Capital Securities, LLC, and the results of its operations, changes in its members' equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Semple, Marchal & Cooper, LLP

Certified Public Accountants

Phoenix, Arizona
February 17, 2011

ORACLE CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

Assets		
Cash and cash equivalents	$	53,701
Prepaid expense		4,874
Property and equipment, net of depreciation		3,284
Total Assets	$	**61,859**
Liabilities & Members' Equity		
Liabilities		
Accounts payable	$	29
Total Liabilities		29
Members' equity		61,830
Total Liabilities & Members' Equity	$	**61,859**

The Accompanying Notes are an Integral Part of the Financial Statements

ORACLE CAPITAL SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues:		
Advisory services	$	1,314,502
Total revenues		1,314,502
Expenses:		
Regulatory fees		4,799
Contract labor		1,628,062
General & administrative		173,203
Total expenses		1,806,064
Net Loss	**$**	**(491,562)**

The Accompanying Notes are an Integral Part of the Financial Statements

ORACLE CAPITAL SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

Members' equity, beginning of year	$	57,296
Contributions		496,096
Net loss		(491,562)
Members' equity, end of year	**$**	**61,830**

The Accompanying Notes are an Integral Part of the Financial Statements

ORACLE CAPITAL SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:		
Net loss	$	(491,562)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		1,231
Noncash general and administrative expenses and contract labor paid by member		496,096
Changes in assets and liabilities:		
Prepaid expense		854
Accounts payable		29
Net cash provided by operating activities:		6,648
Net increase in cash and cash equivalents for the period	$	6,648
Cash and cash equivalents, beginning of period	$	47,053
Cash and cash equivalents, end of period	$	53,701

The Accompanying Notes are an Integral Part of the Financial Statements

ORACLE CAPITAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – Organization

Oracle Capital Securities, LLC (the "Company" or "we") was organized on December 27, 2006 under the laws of the State of Arizona. On May 20, 2008 we commenced operations as a broker-dealer in securities.

The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities pursuant to Section 15(b) under the Securities Exchange Act of 1934. The Company is a licensed broker-dealer in the States of Arizona, California, Colorado, Illinois, and New York and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company advises and consults with institutional investors and commercial entities concerning mergers and acquisitions and the distribution of debt and equity securities of corporations and other entities through the private placement of securities on a best efforts basis to accredited investors and institutions.

The Company neither trades nor holds cash or securities on behalf of clients. The Company is therefore exempt from the requirements of the SEC's Rule 15c3-3 pertaining to the possession or control of customer-owned assets and cash reserve requirements pursuant to Section (k)(2)(i) of this rule.

NOTE 2 – Summary of significant accounting policies

The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. Such financial statements and accompanying notes are the representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements. The significant accounting policies adopted by the Company are as follows:

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – Summary of significant accounting policies - continued

Cash and cash equivalents

The Company considers cash held at banks and all highly liquid investments with original maturities of three months or less to be cash and cash equivalents. The Company maintains its cash in bank deposit accounts. Deposits not to exceed $250,000 are insured by the Federal Deposit Insurance Corporation. At December 31, 2010 the Company did not have any uninsured cash.

Property and equipment

Property and equipment is stated at cost. The Company capitalizes all purchased equipment with a value in excess of $500, and with a useful life of more than one year. Depreciation is calculated using the straight line method over the estimated useful lives of the assets. Property and equipment is reviewed periodically for impairment. The estimated useful life of assets is 5 years. Depreciation expense for the year ended December 31, 2010 was $1,231.

Commissions and advisory services

Commissions, if any, are recorded on a trade-date basis as securities transactions occur. Advisory services performed in connection with a securities transaction are recognized on the straight-line basis over the effective period of the engagement, or when the services are complete, and only if collection is reasonably assured.

Income taxes

The Company is treated as a partnership for income tax purposes. As such, the Company's members are subject to income tax on the net income from the business operations and the Company does not provide for any provision for income tax expense or deferred income tax assets or liabilities in the accompanying financial statements.

NOTE 3 – Property and equipment

Computer equipment	$	6,156
Less: accumulated depreciation		(2,872)
Property and equipment, net	$	3,284

NOTE 4 – Related party transactions

The Company has a cost sharing agreement in place with one if its members, Oracle Capital, LLC (formerly known as Oracle Capital Advisors, LLC). The cost sharing agreement was effective on September 14, 2007 and is automatically renewed annually thereafter. Pursuant to the cost sharing agreement Oracle Capital, LLC provides all management and back office services and charges a monthly management fee to the Company as well as actual expense reimbursements for costs paid by Oracle Capital, LLC on the Company's behalf. During the year ended December 31, 2010 the Company incurred $87,300 of management fee expense related to the cost sharing agreement. During the year ended December 31, 2010 the Company incurred $1,628,062 for contract labor performed by staff of Oracle Capital, LLC. At December 31, 2010 there were no amounts owed to or from Oracle Capital, LLC.

NOTE 5 – Supplemental disclosures with respect to cash flows

The Company paid no interest expense or federal or state income tax during the year ended December 31, 2010.

NOTE 6 – Commitments

The Company entered into an agreement with MGL Consulting Corporation for consulting services related to broker dealer compliance activities. The agreement calls for monthly payments of $2,750 through September 2010. The agreement was terminated in September 2010. The company recorded $25,370 of consulting expense related to this agreement for the year ended December 31, 2010.

The Company entered into an agreement with Regulatory Compliance LLC for consulting services related to broker dealer compliance activities. The agreement calls for monthly payments of $1,750 through November 2011. The Company recorded $5,500 of consulting expense related to this agreement for the year ended December 31, 2010. Future minimum payments for the year ended December 31, 2011 pursuant to this agreement are $19,250.

NOTE 7 – Concentrations

The Company is dependent on its managing member, Oracle Capital, LLC, for new capital in the event the Company's minimum net capital requirement is not supported through operating income.

NOTE 8 – Net capital requirements

The Company is subject to the Uniform Net Capital requirements of the SEC under Rule 15c3-1. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2010, the Company has net capital of $53,672 which was, $48,672 in excess of the amount required to be maintained at that date.

NOTE 9 – Subsequent events

The Company has evaluated subsequent events through February 17, 2011, which is the date the financial statements were available to be issued, no material events have occurred since the balance sheet date of December 31, 2010.

ORACLE CAPITAL SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Members' equity	$	61,830
Deductions and/or charges		8,158
Net Capital	$	53,672
Computation of net capital requirements:		
Minimum net capital required (greater of $5,000 or 6.67% of aggregate indebtedness)	$	5,000
Excess Net Capital	$	48,672

The amounts reported on this schedule agree to the corresponding schedule included in the Company's unaudited FOCUS filing, Part IIA as of December 31, 2010.

This information is an integral part of the accompanying financial statements

ORACLE CAPITAL SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

The Company's transactions consist exclusively of acting as a placement agent for private placement transactions and financial advisor for merger and acquisition transactions. The Company does not trade any type of securities and has no clearing agreements. The Company therefore meets the requirements of paragraph (k)(2)(i) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.

This information is an integral part of the accompanying financial statements

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004 • TEL 602-241-1500 • FAX 602-234-1867

Independent Auditors' Supplementary Report on Internal Control

To The Members of
Oracle Capital Securities, LLC
Phoenix, Arizona

In planning and performing our audit of the financial statements of Oracle Capital Securities, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications and comparisons and recordation of the differences required by Rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to it in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Semple, Marchal & Cooper, LLP

Certified Public Accountants

Phoenix, Arizona

February 17, 2011

ORACLE CAPITAL SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2010